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                              November 17, 2021

       Xiaofeng Gao
       Co-Chief Executive Officer
       Skillful Craftsman Education Technology Ltd
       Floor 4, Building 1, No. 311, Yanxin Road
       Huishan District, Wuxi
       Jiangsu Province 214000

                                                        Re: Skillful Craftsman
Education Technology Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed on October
25, 2021
                                                            File No. 333-259498

       Dear Mr. Gao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed October 25, 2021

       Prospectus Cover Page, page i

   1. We note your response and revised disclosure to comment 3 and reissue our comment.
                                                        Clearly disclose how
you will refer to the holding company, subsidiaries, and VIEs when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of a VIE. Disclose clearly the entity (including the domicile) in which investors are
purchasing their interest. For example, on your cover page you state that "[w]e may offer
the securities described in this prospectus from time to time at prices
 Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
November 17, 2021
Page 2
         and on terms to be determined at or prior to the time of the offering, up to $95,000,000."
         This disclosure appears to refer to Skillful Craftsman Education Technology Limited, a
         Cayman Islands company. However, on page 2 you state that "[w]e currently provide approximately 642 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction," which appears to refer to your VIE.
         Please revise your disclosure so that an investor clearly understands which entity you are referring to in your disclosure.
2. Provide here a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
3. We note your disclosure on page 4 and throughout your filing that you control and receive economic benefits of Skillful Craftsman Education Technology Limited
s business
         operations through VIE agreements and that those agreements are designed to provide your WFOE or PRC subsidiary with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S.
         GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
4. We note your disclosure that the VIE structure is used to replicate foreign investment in
FirstName LastNameXiaofeng Gao
       China-based companies. We note, however, that the structure provides contractual
Comapany   NameSkillful
       exposure  to foreignCraftsman Education
                            investment          Technology
                                       in such companies    Ltd than
replicating an investment.
                                                          rather
       Please
November   17,revise here and
               2021 Page   2 throughout your filing, accordingly.
FirstName LastName
 Xiaofeng Gao
FirstName  LastNameXiaofeng    Gao
Skillful Craftsman Education Technology Ltd
Comapany 17,
November    NameSkillful
               2021      Craftsman Education Technology Ltd
November
Page  3    17, 2021 Page 3
FirstName LastName
5. We note your response to comment 2 and reissue the comment in part. In this regard, we note your disclosure that "[you] face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on [y]our auditors, which may impact [y]our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange." Please discuss how these risks relate to China's recent statements and regulatory actions, similar to your discussion on page 3.
Prospectus summary, page 2

6. We note your response to comment 8 in Annex I to your response letter. Please include in the prospectus summary the disclosure you included in Annex I. In this regard, we note that the activity of the VIE is reflected in the line item titled investments in subsidiaries
         and VIE    in the parent   s financial statements. Please provide a
roll-forward of the
         investment in subsidiaries and VIE line item.
Recent Regulatory Developments, page 3

7. We note your revised disclosure in response to comment 6. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. In this regard, we only note disclosure referencing inquiries, notices, warnings or sanctions from the CSRC. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Summary of Risk Factors, page 7

8. We note your response to comment 5 and reissue the comment in part. Please discuss risks arising from the legal system in China, including risks and uncertainties regarding how regulations in China can change quickly with little advance notice and cross-reference to the more detailed discussion of these risks in the prospectus.
Risk Factors, page 11

9. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause
 Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
November 17, 2021
Page 4
         trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine, to delist your securities.
10. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
11. We note your response to comment 11 and your revised disclosure with regards to how the greater oversight by the Cyberspace Administration of China may impact your business. Please revise your disclosure to also explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
General

12. We note your response to comment 13. Please provide similar disclosure in your filing clarifying the applicability of the "Opinions on Further Alleviating the Burden of
         Homework and After School Tutoring for Students in Compulsory Education" to you and
         your business. Please also address if these guidelines may be expanded in the future to cover any of your business or operations, in light of the uncertainties regarding the interpretation of laws, rules and regulations in China and given that these rules can change quickly with little advance notice.
      You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez-Molina at 202-551-
3792 with any questions.



FirstName LastNameXiaofeng Gao                       Sincerely,
Comapany NameSkillful Craftsman Education Technology Ltd
                                                     Division of Corporation
Finance
November 17, 2021 Page 4                             Office of Trade & Services
FirstName LastName